Single Touch Systems Inc.
2235 Encinitas Boulevard, Suite 210
Encinitas, California 92024

July 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:       Mark Shuman and Jan Woo
Division of Corporation Finance

Re:          Single Touch Systems Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-175119)
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Registration Statement referred to above (as amended by pre-effective amendment no. 1 thereto) be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on July 18, 2011, or as soon as practicable thereafter.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.  If you have any questions, please contact Hayden Trubitt of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3006.

Very truly yours,

SINGLE TOUCH SYSTEMS INC.

By:	/s/ James Orsini
James Orsini
Chief Executive Officer